Guide Book

INVEST IN **GUIDE BOOK**

A new way to find and book fishing guides

LEAD INVESTOR

 **Glenn Turner**

We invested in Guide Book because the activity booking market continues to expand and Guided experiences are particularly attractive to high net work individuals. Additionally, as the Founder of Romeo Bravo Software, I see a unique opportunity for Guide Book to add revenue to Romeo Bravo Customers and to reach areas of the market that we cannot. The team at Guide Book is passionate and adaptable and we expect them to grow steadily over the next several years. And finally, the commission on bookings model continues to flourish which is good news for a company that is in a vertical market with high price elasticity and growing like Guide Book.

Invested $5,000 this round

guidebookco.com   Louisville KY

Notable Investors

🔁 Keyhorse Capital (KSTC)

Early stage venture capital investing in Kentucky-based entrepreneurs on behalf of the Commonwealth.

Glenn Turner - Romeo Bravo Software

Featured Investors

Investors include

Keyhorse Capital (KSTC)   Glenn Turner - Romeo Bravo Software



Keyhorse Capital (KSTC)

Early stage venture capital investing in Kentucky-based entrepreneurs on behalf of the Commonwealth.



Highlights

1. We have signed up over 150 guides, an increase of 100% since August and growing.

2. Covering 36 states, 2 countries and counting.

3. Our executive team is made up of fishing guides who know this problem first hand.

4. Guides are starting to reach out to us because they have heard of us from clients and other guides.

5. Partnership with onWater (onwaterapp.com) promoting our guides to their 30,000+ monthly users.

6. Partnership with Southern Culture On The Fly, promoting our platform to their 10,000+ subscribers

Our Team



Stuart Jordan Co-Founder & CEO

Stuart co-founded and bootstrapped Guide Book in mid 2021, raising >$350K in financing throughout 2023, and building a world class team in the outdoor space. He is an avid outdoorsman, but previously spent 16 years as a business leader in oil and gas.



Ben Roberson Co-Founder & CGO - Fishing Guide Kentucky

Ben co-founded Guide Book in 2021 based on his own experiences as fly-fishing guide. Leveraging his network in the industry, he onboarded over 130 guides all over the US and Canada and secured numerous high-level partnerships, all pre-revenue.



Perry Azevedo Co-Founder & Product - Fishing Guide Washington

Perry Azevedo, our Chief Product Officer, has 25+ years in design & development. With his extensive startup expertise via Prota Ventures, we are positioned at the cutting edge of outdoor adventure transformation.



Alyx Parks Director, Customer Experience - Fishing Guide Ontario

Alyx has over a decade in the tech industry where she coached over 2000+ people through career transitions and development. She is a fly fishing television show host and a guide. She is a published author, wildlife photographer and motivational speaker.



Joe Clarke CTO

Joe Clarke is a seasoned software engineer and entrepreneur with a passion for turning innovative ideas into reality. He has served as the lead engineer and CTO at many startups, most recently as the CTO Alphi.xyz.



J.J. Merrick Lead Software Engineer

23 years in web and data engineering. Specializes in backend technologies to field data driven applications through database design, storage, machine learning, and pipeline management.

Booking a guide is harder than it should be. We make it easy for everyone!

We make it easy for everyone!


Guide Book
A new way to find and book fishing guides
Guide Book

Guides work long days. They don't have time to manage the backend.

The Problem

The 20,000+ fishing guides in the US lack the time and resources to manage their businesses effectively, leading to:



Missed opportunities

"I missed four potential trips today because I couldn't respond fast enough."

Patrick Fulkrod
Fishing Guide
17 Years



Upset clients

"My wife has to respond to emails for me."

Captain Matt Hawksley
Fishing Guide
10 Years



High stress

"I have no time for family at the end of the day."

Captain Jack Foley
Fishing Guide
15 Years



No future planning

"(Retirement) is something I have pushed out of my mind...I really do not have a plan."

Jordan Romney
Fishing Guide
14 Years

Guide Book

Guide Book is introducing tech solutions to an antiquated industry.

The Solution

Guide Book offers fishing guides a comprehensive tool to enhance their business operations.



Scheduling
Every trip in one place.



Messaging
Missed contacts are history.



Streamlined Payments
Bookkeeping and records simplified.



Control
Take ownership of your business.



Find your next guided adventure
Featured Trips
In-Shore Fishing
Featured Guides
David Dinsmore
Lo Water Guide Service
Eric Rodriguez
Christopher 'Murph' Murphy
Brian Vander Maazen
Smooth River Guiding Co.
Smooth River Guiding Co.
TRIPS
REVIEWS
Introduction to Fly Fishing
Walk and Wade Guide Day (Trout)

Guide Book

Fly Fishing is just the first step to Guide Book changing the outdoor industry.

The US Market

Outdoor Recreational Sports



We have already onboarded nearly 150 guides across North America.

Guide Onboarding



2023 Guide Growth

Here is what some of our guides have to say!

> " The hardest part for me is competing with the guys who pay for fancy tech and SEO.
>
> I don't even have a spot for reviews and I need one. "
>
> **Tom Lippen**
> Mammoth, CA



> " If you can attract a different customer base it starts to look like more of a year-round career...


A platform like that is super attractive.”
Dakota Richardson
Jackson Hole, WY

We take a commission on bookings we generate. We will capitalize on a number of other potential revenue streams and plan to expand into many more sports in the future.


Revenue Projections
20M
15M
10M
5M
Year 1
Year 2
Year 3
Year 4
Year 5
Year 5 Revenue Breakdown
68.7% Fishing
16.8% Tournaments
11.2% Hunting
1.9% Merchandise
1.2% Premium Guide Subs
.3% Advertising
Guide Book

Forward-looking projections are not guaranteed.

What sets us apart? Our leadership team is made up of people with actual guiding experience. We have a heart for guides and understand

actual guiding experience. We have a heart for guides and understand their problems first hand.

Leadership Team

Guide Book's leadership team is made of industry professionals with relevant business experiences.



Stuart Jordan

CEO

A lifetime outdoorsman and angler, he's spent 16 years in Oil & Gas. There, he ran a $30M global business with 50 employees around the world.



Ben Roberson

CGO

Guided fly fishing trips for over fifteen years. Relationships with over 350 guides and industry insiders all over the country.



Perry Azevedo

CPO

A generational angler and outdoorsman with digital skills. Two-decade career designing and developing digital products and applications.



Alyx Parks

Customer Success

Fly fishing guide with fifteen years of experience. Host of The New Fly Fisher, Canada's top introduction to the sport for all age ranges.

Fundraise primarily spent on full-time and contract development and marketing resources.

The Ask

Guide Book is raising 650K on 5M SAFE Notes. We've currently raised 370K of our goal.



280K Remaining

370K Raised

Spend Breakdown

$136.6K	Product Development
$274.2K	Employee Wages
$34.7K	Marketing Consultant
$99K	Advertising Spend
$54.7K	Travel
$10K	Trade Shows
$11K	Legal Fees
$4.1K	Accounting
$6.3K	Office Supplies
$5K	Sales Commissions

Guide Book

Industry partnerships are helping move the needle!

onWater Partnership

An industry leader providing modern technology to enhance fishing experiences


Guide Book Integration
Guide Book guides listed on onWater app
More exposure, trust, and bookings
Incentive for guides to sign up


Water Access Mapping
Where to go and how to get there
Private and public land mapping


Informational Services
Boat ramps, weather, flows, hazards, laws and regulations, and much more
Enhanced by Guide Book contribution


The Right Audience
Connection to onWaters 30,000+ monthly fishing-focused users



Guide Book

We have guides signing up across North America who heard about us from another guide or client!

Go To Market

Our team is ready to expand on the growth we've seen so far. Our plans include:

Relationship Building



Our team will continue to build upon current and new relationships to bring Guide Book to fishing guides across the country. This work will bring guides and anglers into our ecosystem.

Network Effects



Through the power of commissions, we'll build a large network of brand ambassadors to continue spreading the word about Guide Book to the masses.

Customer Success



Once we hook them, our customer success plan reels them in. During this process, our team provides white glove onboarding for all new guides that register on the Guide Book platform.

Guide Book

Now get out there... and make sure to send us pictures.



Guide Book

A new way to find and book fishing guides